Filed by The Walt Disney Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Twenty-First Century Fox, Inc.
Commission File No.: 001-32352

Special Meeting of stockholders July 10, 2018 Important proxy voting material is ready for your action. This email relates to the following share(s): THE WALT DISNEY COMPANY-UNEX 123,456,789,012.00000 DISNEY HOURLY 401K 123,456,789,012.00000 DISNEY SALARIED 401K 123,456,789,012.00000 DISNEY HOURLY SIP- NON ESOP 123,456,789,012.00000 DISNEY SALARIED SIP- NON ESOP 123,456,789,012.00000 * 123,456,789,012.00000 * 123,456,789,012.00000 * 123,456,789,012.00000 * 123,456,789,012.00000 * 123,456,789,012.00000 Three Ways to Vote Now via ProxyVote (click here) Vote By July 9, 2018 11:59 PM ET At the Meeting By Phone 1.800.690.6903 Control Number: 0123456789012345 Dear Disney Stockholders: The Special Meeting of stockholders of The Walt Disney Company will be held at the New Amsterdam Theatre, 214 West 42nd Street, New York, NY 10036 on Tuesday, July 10, 2018 beginning at 10:00 a.m. Stockholders of record of Disney common stock (NYSE: DIS) at the close of business on May 29, 2018, are entitled to vote at the meeting and any postponements or adjournments of the meeting. The items of business and the recommendations of the Board of Directors are described in the proxy materials. This communication presents only an overview. Complete proxy materials are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. ©Disney Important Materials Joint Proxy Statement For holders as of May 29, 2018 (c)1997 - 2018 Broadridge Financial Solutions, Inc. ProxyVote and Broadridge are trademarks of Broadridge Financial Solutions, Inc. CUSIP is a registered trademark of the American Bankers Association. All other registered marks belong to their respective owners. Email Settings | Terms and Conditions | Privacy Statement